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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mercantile Bank Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

587376104

(CUSIP Number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,

780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 pages.
Exhibit Index located on Page 14	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 587376104	Page 2 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 295,000
9. Sole Dispositive Power
10. Shared Dispositive Power 295,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 3.46%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 587376104	Page 3 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 163,500
9. Sole Dispositive Power
10. Shared Dispositive Power 163,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.91%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 587376104	Page 4 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 11,960
9. Sole Dispositive Power
10. Shared Dispositive Power 11,960

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,960
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.14%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 587376104	Page 5 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 13,665
9. Sole Dispositive Power
10. Shared Dispositive Power 13,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,665
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.16%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 587376104	Page 6 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 69,275
9. Sole Dispositive Power
10. Shared Dispositive Power 69,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,275
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.81%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 587376104	Page 7 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 68,600
9. Sole Dispositive Power
10. Shared Dispositive Power 68,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,600
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.80%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 587376104	Page 8 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 108,995
9. Sole Dispositive Power
10. Shared Dispositive Power 108,995

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,995
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.28%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 587376104	Page 9 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 22,505
9. Sole Dispositive Power
10. Shared Dispositive Power 22,505

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,505
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.26%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 587376104	Page 10 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 295,000
9. Sole Dispositive Power
10. Shared Dispositive Power 295,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 3.46%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (“Common Stock”), of Mercantile Bank Corporation (the “Issuer”), a Michigan corporation, with its principal office at 310 Leonard Street, NW, Grand Rapids, MI 49504.

Item 2.	Identity and Background.

(a) This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”), Malta Offshore, Ltd., a Cayman Islands company (“MO”), Malta MLC Fund, L.P., a Delaware limited partnership (“MLC”) and Malta MLC Offshore, Ltd., a Cayman Islands company (“MLCO”) (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MLC, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MLC, with respect to shares of Common Stock beneficially owned by it, (vii) MO, with respect to shares of Common Stock beneficially owned by it, (viii) MLCO, with respect to shares of Common Stock beneficially owned by it, and (ix) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, MLC, MLCO and MO. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF, MHFII and MLC are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO and MLCO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, MLC, MO, MLCO, SOAM and Holdings. The non-managing member of Holdings and SOAM is Sandler O’Neill Holdings, LLC, a New York limited liability company (“S.O. Holdings”).

(b) The address of the principal offices of each of MP, MHF, MHFII, MLC, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO and MLCO is c/o BYSIS Hedge Fund Services (Cayman) Limited, P.O. Box 30362 SMB, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal office of S.O. Holdings is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c) The principal business of MP, MHF, MHFII and MLC is that of private partnerships engaged in investment in securities for its own account. The principal business of MO and MLCO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO and MLCO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MHFII, MLC, MO, MLCO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MHFII, MLC, MO, MLCO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.

Item 3.	Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MLC, MO and MLCO is $282,088; $309,047; $1,564,797; $1,559,489; $464,774 and $2,441,184 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.	Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon an aggregate of 8,527,197 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on January 9, 2008:

(i)	MP beneficially owned 11,960 shares of Common Stock, constituting 0.14% of the shares outstanding.

(ii)	MHF beneficially owned 13,665 shares of Common Stock, constituting approximately 0.16% of the shares outstanding.

(iii)	MHFII beneficially owned 69,275 shares of Common Stock, constituting approximately 0.81% of the shares outstanding.

(iv)	MLC beneficially owned 68,600 shares of Common Stock, constituting approximately 0.80% of the shares outstanding.

(v)	MO beneficially owned 22,505 shares of Common Stock, constituting approximately 0.26% of the shares outstanding.

(vi)	MLCO beneficially owned 108,995 shares of Common Stock, constituting approximately 1.28% of the shares outstanding.

(vii)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII and MLC and investment manager for MO and MLCO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 11,960 shares owned by MP, the 13,665 shares owned by MHF, the 69,275 shares owned by MHFII, the 68,600 shares owned by MLC, the 22,505 shares owned by MO, the 108,995 shares owned by MLCO or an aggregate of 295,000 shares of Common Stock, constituting approximately 3.46% of the shares outstanding.

(viii)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MHFII and MLC, under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the 11,960 shares owned by MP, the 13,665 shares owned by MHF, the 69,275 shares owned by MHFII, and the 68,600 shares owned by MLC or an aggregate of 163,500 shares of Common Stock, constituting approximately 1.91% of the shares outstanding.

(ix)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 11,960 shares owned by MP, the 13,665 shares owned by MHF, the 69,275 shares owned by MHFII, the 68,600 shares owned by MLC, the 22,505 shares owned by MO and the 108,995 shares owned by MLCO, or an aggregate of 295,000 shares of Common Stock, constituting approximately 3.46% of the shares outstanding.

(x)	In the aggregate, the Reporting Persons beneficially own 295,000 shares of Common Stock, constituting approximately 3.46% of the shares outstanding.

(xi)	S.O. Holdings directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MLCO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. Each of MO and MLCO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each of MO and MLCO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

Transactions by MP last 60 days

Date	Transaction	Price	Shares
1/9/08	Sale	11.0135	(2,000)
1/10/08	Sale	11.5500	(600)
1/11/08	Sale	11.8882	(500)
1/16/08	Sale	12.6536	(300)
1/22/08	Sale	12.5900	(400)
1/23/08	Sale	12.8695	(800)
1/24/08	Sale	13.6410	(800)

Transactions by MHF last 60 days

Date	Transaction	Price	Shares
1/9/08	Sale	11.0135	(2,300)
1/10/08	Sale	11.5500	(800)
1/11/08	Sale	11.8882	(600)
1/16/08	Sale	12.6536	(400)
1/22/08	Sale	12.5900	(400)
1/23/08	Sale	12.8695	(900)
1/24/08	Sale	13.6410	(900)

Transactions by MHFII last 60 days

Date	Transaction	Price	Shares
1/9/08	Sale	11.0135	(11,700)
1/10/08	Sale	11.5500	(3,700)
1/11/08	Sale	11.8882	(2,900)
1/16/08	Sale	12.6536	(2,000)
1/22/08	Sale	12.5900	(2,000)
1/23/08	Sale	12.8695	(4,800)
1/24/08	Sale	13.6410	(4,600)

Transactions by MO last 60 days

Date	Transaction	Price	Shares
1/9/08	Sale	11.0135	(3,800)
1/10/08	Sale	11.5500	(1,200)
1/11/08	Sale	11.8882	(1,000)
1/16/08	Sale	12.6536	(600)
1/22/08	Sale	12.5900	(600)
1/23/08	Sale	12.8695	(1,500)
1/24/08	Sale	13.6410	(1,500)

Transactions by MLC last 60 days

Date	Transaction	Price	Shares
1/9/08	Sale	11.0135	(11,600)
1/10/08	Sale	11.5500	(3,700)
1/11/08	Sale	11.8882	(2,900)
1/16/08	Sale	12.6536	(2,000)
1/22/08	Sale	12.5900	(1,900)
1/23/08	Sale	12.8695	(4,800)
1/24/08	Sale	13.6410	(4,500)

Transaction by MLCO last 60 days

Date	Transaction	Price	Shares
1/9/08	Sale	11.0135	(18,600)
1/10/08	Sale	11.5500	(5,800)
1/11/08	Sale	11.8882	(4,600)
1/16/08	Sale	12.6536	(3,100)
1/22/08	Sale	12.5900	(3,100)
1/23/08	Sale	12.8695	(7,700)
1/24/08	Sale	13.6410	(7,200)

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2008

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA MLC FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA OFFSHORE, LTD		Sandler O’Neill Asset Management LLC

By:	Sandler O’Neill Asset Management LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA MLC OFFSHORE, LTD.

By:	Sandler O’Neill Asset Management LLC	Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
President

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese
President

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: January 25, 2008

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA MLC FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA OFFSHORE, LTD		Sandler O’Neill Asset Management LLC

By:	Sandler O’Neill Asset Management LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA MLC OFFSHORE, LTD.

By:	Sandler O’Neill Asset Management LLC	Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
President

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese
President